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                             June 17, 2021

       Theis Terwey, PD, Dr. Med.
       Chief Executive Officer
       GH Research PLC
       28 Baggot Street Lower
       Dublin 2
       D02 NX43
       Ireland

                                                        Re: GH Research PLC
                                                            Registration
Statement on Form F-1
                                                            Filed June 4, 2021
                                                            File No. 333-256796

       Dear Dr. Terwey:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form F-1 filed June 4, 2021

       Management's Discussion and Analysis, page 109
       Results of Operations, page 114

   1. We note the revised disclosure presented in response to comment 9. For each period presented in your
financial statements, please also revise to provide a breakdown of research and
development expenses by the type or nature of expense.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Theis Terwey, PD, Dr. Med.
GH Research PLC
June 17, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten at 202-551-3447 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameTheis Terwey, PD, Dr. Med.
                                                             Division of
Corporation Finance
Comapany NameGH Research PLC
                                                             Office of Life
Sciences
June 17, 2021 Page 2
cc:       Yasin Keshvargar, Esq.
FirstName LastName